(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	U.S. SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

For Period Ended: August 28, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I—REGISTRANT INFORMATION

The Rowe Companies

Full Name of Registrant

N/A

Former Name if Applicable

1650 Tysons Boulevard, Suite 710

Address of Principal Executive Office (Street and Number)

McLean, Virginia 22102

City, State and Zip Code

PART II—RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)  ☒

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)	The accountant’s statement or other exhibit required by Rule 12b- 25(c) has been attached, if applicable.

PART III—NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Response: Under the existing terms of the Company’s bank lending agreements as of August 28, 2005, the Company was not in compliance with certain covenants regarding cumulative monthly EBITDA targets. The Company has been negotiating with its existing lenders, as well as other potential lenders, to secure a new bank lending arrangement and/or obtain a modification of the existing lending arrangement that would, in effect, correct the non-compliance. As of the date of this report, such negotiations have not been completed.

If the Company is unable to complete these negotiations and obtain a commitment for a new lending arrangement and/or a modification of the existing lending arrangement by the extended due date of its third quarter report on Form 10-Q, then all of the Company’s outstanding debt (totaling $35.3 million as of August 28, 2005) could potentially become immediately due and payable. Should any or all of the Company’s lenders choose to exercise their right to accelerate repayment of the Company’s debt, it is unlikely the Company would be able to repay such debt from existing resources of the Company.

There can be no assurance that any of the negotiations described above will be successfully completed on terms reasonably favorable to the Company.

PART IV—OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Gene S. Morphis (Name)	(703) (Area Code)	847-8670 (Telephone Number)

(2)	Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Response: As previously described in the Company’s earnings release dated September 21, 2005, the Company reported net losses from continuing operations for both the three and nine month periods ended August 28, 2005 ($(1,604,000) and $(7,058,000), respectively) compared to net earnings from continuing operations of $431,000 and $1,337,000 for the three and nine months ended August 29, 2004, respectively, due primarily to lower shipments and gross margins in our manufacturing operations, and to higher selling and administrative expenses in our retail operations. Manufacturing operations were impacted by disruptions due to a systems implementation during the fourth quarter of fiscal 2004 and related manufacturing process changes following thereto, which has led to inefficient production and excess overtime and other costs in an attempt to compensate for the disruptions. Retail expenses have increased largely due to ten new store openings since the second half of fiscal 2004.

Partially offsetting the operating losses in 2005 have been gains on sales of real estate investment properties during the first and third quarters of fiscal 2005, resulting in after-tax gains of $1.7 million and $4.4 million in the three and nine month periods ended August 28, 2005, respectively. No similar gains were recorded during fiscal 2004.

THE ROWE COMPANIES

             (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 13, 2005	By:	/s/ Gene S. Morphis
Gene S. Morphis, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).